Exhibit 3.1

AMENDMENT NO. 1 TO THE BYLAWS OF
TUCSON ELECTRIC POWER COMPANY
Pursuant to Article XII of the Bylaws of the Company, the Board of Directors has determined to amend the Bylaws of the Company by adding a new Article XIII to read as follows:
XIII.    Voluntary Bankruptcy.
On July 20, 2015, UNS Energy Corporation (“UNS Energy”) filed that certain Statement Pursuant to Section 10-602 of the Arizona Revised Statutes (the “Section 10-602 Statement”) creating its Limited Voting Junior Preferred Stock and establishing the preferences, limitations and relative rights thereof. As and to the extent provided in the Section 10-602 Statement, the Company will not make a Voluntary Bankruptcy Filing, as defined in the Section 10-602 Statement, without the approval of UNS Energy and the consent of the holder of the UNS Energy Limited Voting Junior Preferred Stock.